

October 22, 2014

Via E-mail
Mr. Nicholas Hotchkin
Chief Financial Officer
Weight Watchers International, Inc.
675 Avenue of the Americas
6th Floor
New York, NY 10010

> **Re:** **Weight Watchers International, Inc.**
> **Form 10-K for Fiscal Year Ended December 28, 2013**
> **Filed February 26, 2014**
> **Response dated September 11, 2014**
> **File No. 1-16769**

Dear Mr. Hotchkin

We have reviewed your response letter and have the following comments. As noted in our letter dated August 28, 2014, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Note 4. Franchise Rights Acquired, Goodwill and Other Intangible Assets, page F-15

1. We have considered your response to prior comment one and your response letter dated October 9, 2009 addressing reacquired rights in which you stated that, "with respect to any franchise rights acquired following the date hereof, the Company intends to account for such rights in accordance with paragraph 61 of SFAS 141(R)," which requires a reacquired right to be amortized over the remaining contractual period of the contract. We note that you considered historical franchisee experience and that the "franchisees have the ability and intent to continue to renew the franchise agreements into perpetuity, and they would be economically incented to do so." As such you determined that the reacquired rights have an indefinite contractual period. Please address each of the following:

- Please clarify, if true, that from the date that the franchise right was reacquired, you are both the franchisee and the franchisor of the reacquired franchise right.

- We note that ASC 350-30-35-2 states that reacquired rights recognized in accordance with ASC 805-20-25-14 "shall be amortized over the remaining contractual period of the contract in which the right was granted." Please provide us with the accounting guidance you relied upon to support your conclusion that the franchise rights you reacquired are not required to be amortized over the remaining contractual periods. Specifically identify the accounting guidance you relied upon, specific to reacquired rights, that directs you to consider your intent and ability to renew a franchise right where you are both the franchisee and the franchisor.

- We note that you state that some of the franchise agreements have terms that include an annual renewal at the option of the franchisee, remain outstanding as long as the original franchise agreement is outstanding, and are perpetual in duration with termination upon six months advance notice. Please provide us with an analysis for each franchise right reacquired during 2012 and 2013 that addresses the following information:

  o a description of the type of franchise right
  o whether or not the franchise right is linked to another agreement
  o the nature of the rights afforded to the franchisee
  o the date the franchise was initially issued
  o the nature of amendments to the franchisee relationship and why those were undertaken
  o the renew and termination rights afforded to both the franchisee and franchisor
  o the reason why you decided to reacquire the franchise right

2. Please tell us how you considered and applied the guidance in ASC 805-20-30-20 to determine the fair value of your reacquired franchise rights. Specifically tell us if you considered potential contract renewals in determining fair value.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director